Exhibit 12.2

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

For the three months ended March 31, 2015

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$73,811,663

Add:
Interest on indebtedness (excluding capitalized interest)	57,304,639
Amortization of debt related expenses	(2,672,757)
Portion of rents representative of the interest factor	2,174,413
130,617,958

Distributed income from equity investees	93,560,397

Pretax earnings from continuing operations, as adjusted	$224,178,355

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (including capitalized interest)	$58,438,740
Preferred dividend factor	15,165,899
Amortization of debt related expenses	(3,847,539)
Portion of rents representative of the interest factor	2,174,413

Combined fixed charges and preferred stock dividends	$71,931,513

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.1